August 6, 2024

Arthur Yu
Chief Financial Officer
Baozun Inc.
No. 1-9, Lane 510
West Jiangchang Road
Shanghai, China 200436

       Re: Baozun Inc.
           Form 20-F for the Fiscal Year Ended December 31, 2023
           File No. 001-37385
Dear Arthur Yu:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2023
Certain Defined Terms, page 1

1.     We note that your definition of "China" and "PRC" excludes Hong Kong.
Revise to
       clarify that the    legal and operational    risks associated with
operating in China also apply
       to operations in Hong Kong. This disclosure could appear in the definition itself or in an appropriate discussion of legal and operational risks.
Our Corporate Structure and Contractual Arrangements with our VIE, page 3

2. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the
       business operations. Refrain from using terms such as    we    or    our
   when describing
       activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations.
 August 6, 2024
Page 2

3.     We note your disclosure concerning your VIE arrangements. Please augment your
       disclosure to state that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company.
       We note your disclosure that "government actions causes us to lose our right to direct the activities of Shanghai Zunyi." Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless.
4. We note your disclosure at the top of page 4, "Our business and operations are primarily based in the PRC, and are governed by PRC laws, rules and regulations, and the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable." Please augment your disclosure to make clear whether these risks could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent
       statements and regulatory actions by China   s government, such as those
related to the use
       of variable interest entities and data security or anti-monopoly concerns, have or may
       impact the company   s ability to conduct its business, accept foreign
investments, or list on
       a U.S. or other foreign exchange.
5. Please disclose clearly that the company uses a structure that involves a VIE based in
       China and what that entails, and provide a diagram of the company   s
corporate structure,
       identifying the person or entity that owns the equity in each depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and
       exercise control that results in consolidation of the VIE   s operations
and financial results
       into your financial statements. Identify clearly the entity in which investors have their
       interest and the entity(ies) in which the company   s operations are
conducted. Describe the
       relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.
6. We note your disclosure that the Cayman Islands holding company controls and receives
       the economic benefits of the VIE   s business operations through
contractual agreements
       between the VIE and your Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company
 August 6, 2024
Page 3

       nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.
7. Disclose in this section how regulatory actions related to data security or anti-monopoly
       concerns in Hong Kong have or may impact the company   s ability to
conduct its business,
       accept foreign investment or list on a U.S./foreign exchange.
The Holding Foreign Companies Accountable Act, page 4

8.     Please disclose the location of your auditor   s headquarters.
Cash Transfers and Dividend Distribution, page 5

9. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated
       VIEs by the PRC government to transfer cash or assets. Provide a cross-reference to the consolidated financial statements.
10. Where you discuss the limitations on your ability to transfer cash, address restrictions on the convertibility of Renminbi.
11. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred.
Permissions Required from the PRC Authorities for Our Operations, page 5

12. We note your disclosure that "We currently hold all material licenses and permits required for our business operations, including a value -added telecommunication license..." Please revise to list each permit and approval required to operate your business and to offer securities to foreign investors. Your disclosure should not be qualified by materiality, and it should speak to permissions required to offer securities to foreign investors, not just to conduct your operations.
13. State whether you, your subsidiaries, or VIEs are currently covered by permissions requirements from the CSRC, CAC or any other governmental agency that is required to
       approve the VIE   s operations, and state affirmatively whether you have
received all
       requisite permissions or approvals and whether any permissions or approvals have been denied. In this regard, your disclosure appears to only speak to the past. In your revised disclosure, clarify whether you relied on an opinion of counsel with respect to your conclusions regarding the required permissions and approvals to operate your business
 August 6, 2024
Page 4

       and to offer securities to investors. If not, state as much and explain why such an opinion was not obtained. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
D. Risk Factors, page 7

14. Include risk factor disclosure explaining whether there are laws/regulations in Hong
       Kong that result in oversight over data security, how this oversight
impacts the company   s
       business and the offering, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.
Financial Information Related to Our VIE, page 8

15. Please revise your condensed consolidated financial schedules to include a separate column for the WFOE and also revise the schedule to present major line items, including cost of products.
Summary of Risk Factors, page 11

16. In your summary of risk factors, please disclose the risks that your corporate structure and
       being based in or having the majority of the company   s operations in
China poses to
       investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus.
       For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
       China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the
       Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Substantial uncertainties exist with respect to the PRC laws and regulations relating to cybersecurity..., page 33

17. In light of recent events indicating greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
 August 6, 2024
Page 5
If the PRC government deems that the contractual arrangements in relation to Shanghai Zunyi do not comply with PRC ..., page 39

18. Please revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with
       PRC regulations, or if these regulations change or are interpreted differently in the future, your securities may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.
Changes in the political and economic policies of the PRC government may materially and adversely affect our business, ..., page 43

19.    Given the Chinese government   s significant oversight and discretion
over the conduct
       and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in
       China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you
       that, pursuant to federal securities rules, the term    control
(including the terms
          controlling,       controlled by,    and    under common control with
  ) means    the possession,
       direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.
Item 5. Operating and Financial Review and Prospects
Non-GAAP Financial Measures, page 122

20. In calculating non-GAAP net income (loss) and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. you present the tax effect of amortization of intangible assets resulting from business acquisition. Please explain why the tax impact was not considered for all non-GAAP adjustments. Please tell us how your methodology complies with Question 102.11 of the Non-GAAP Financial Measures Compliance and
       Disclosure Interpretations.
Enforceability of Civil Liabilities, page 166

21. Revise this section to also address the enforceability of civil liabilities in Hong Kong and clarify whether any of your directors and officers reside in Hong Kong.
24. Segment Information, page F-40

22. Please tell us your consideration of reporting revenue by product and services, or groups of similar products and services, pursuant to ASC 280-10-50-40. Additionally, refer to the guidance in ASC 606-10-50-5 and examples in ASC 606-10-55-89 through 55-91 and explain to us the consideration you gave to disaggregating revenue further, such as by
 August 6, 2024
Page 6

       major product category. In this regard, we note in Form 6-K filed May 28, 2024 with first quarter 2024 results, you disclose a breakdown of products and services by key categories.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Stringer at 202-551-3272 or Adam Phippen at 202-551-3336 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Taylor Beech at 202-551-4515 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services